SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                             Solitron Devices, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    834256208
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                                 (CUSIP Number)


                               December 31, 2011
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

CUSIP No. 834256208
          ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     (1) Lauriston, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          336,307


7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          336,307

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          336,307

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.83%

12.  TYPE OF REPORTING PERSON

          PN


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

CUSIP No. 834256208
          ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     (1) The Lauriston Group, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          336,307

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          336,307

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          336,307

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.83%

12.  TYPE OF REPORTING PERSON

          IA

----------

(1) The Lauriston Group, L.P. may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager of the investment funds which own such securities.

 CUSIP No. 834256208
           ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Lauriston F.P., LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          336,307

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          336,307

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          336,307

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.83%

12.  TYPE OF REPORTING PERSON

          OO

(1) Lauriston F.P., LLC may be deemed to be the beneficial owner of such securities by virtue of its role as the general partner of the investment funds which own such securities.


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

CUSIP No.   834256208
            ---------------------


Item 1(a).  Name of Issuer:

            Solitron Devices, Inc.
            --------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3301 Electronics Way
            West Palm Beach, FL  33407
            --------------------------------------------------------


Item 2(a).  Name of Person Filing:

            Lauriston, L.P.
            The Lauriston Group, L.P.
            Lauriston F.P., LLC
            --------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Lauriston, L.P.
            400 East 67th Street, Suite 10A
            New York, NY 10065

            The Lauriston Group, L.P.
            400 East 67th Street, Suite 10A
            New York, NY 10065

            Lauriston F.P., LLC
            400 East 67th Street, Suite 10A
            New York, NY 10065

            --------------------------------------------------------------

Item 2(c).  Citizenship:

            Lauriston, L.P. - Delaware limited partnership
            The Lauriston Group, L.P. - Delaware limited partnership Lauriston F.P., LLC - Delaware limited liability company
            --------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 Par Value
            --------------------------------------------------------------

Item 2(e).  CUSIP Number:


            834256208
            --------------------------------------------------------------


Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or

		13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the
		    Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

     (d)  [_]  Investment company registered under Section 8 of the
                    Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

     (f)  [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  [_]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

     (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
			 Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

            Lauriston, L.P. - 336,307
            The Lauriston Group, L.P. - 336,307
            Lauriston F.P., LLC - 336,307

          ----------------------------------------------------------------

     (b) Percent of class:

            Lauriston, L.P. - 14.83%
            The Lauriston Group, L.P. - 14.83%
            Lauriston F.P., LLC - 14.83%

          ----------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

            Lauriston, L.P. - 0
            The Lauriston Group, L.P. - 0
            Lauriston F.P., LLC - 0

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          (ii) Shared power to vote or to direct the vote

            Lauriston, L.P. - 336,307
            The Lauriston Group, L.P. - 336,307
            Lauriston F.P., LLC - 336,307

--------------------------------------------------------------------------

          (iii) Sole power to dispose or to direct the disposition of

            Lauriston, L.P. - 0
            The Lauriston Group, L.P. - 0
            Lauriston F.P., LLC - 0

--------------------------------------------------------------------------

          (iv) Shared power to dispose or to direct the disposition of

            Lauriston, L.P. - 336,307
            The Lauriston Group, L.P. - 336,307
            Lauriston F.P., LLC - 336,307

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Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------


Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------

Item 10.  Certifications.

     By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 9, 2012
                                        ----------------------------------
                                                       (Date)



                                             Lauriston, L.P.*


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized Person


                                             The Lauriston Group, L.P.*


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized Person


                                             Lauriston F.P., LLC*


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized Person


* The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

EXHIBIT A

                                    AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Solitron Devices, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February 2012.


                                             Lauriston, L.P.


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized Person


                                             The Lauriston Group, L.P.


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized person


                                             Lauriston F.P., LLC


                                             By: /s/ Frederick Pollock
                                                 ----------------------
                                             Name: Frederick Pollock
                                             Title: Authorized Person